UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 15, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2018, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS Group AG

Standalone financial statements for the year ended 31 December 2018

Table of contents

2	UBS Group AG standalone financial statements

2	Income statement
3	Balance sheet
4	Reconciliation of equity
4	Statement of appropriation of total profit / (loss) carried forward and proposed dividend distribution out of capital contribution reserve

6	1	Corporate information
7	2	Accounting policies

10	Income statement notes
10	3	Dividend income from investments in subsidiaries
10	4	Other operating income
10	5	Financial income
10	6	Personnel expenses
11	7	Other operating expenses
11	8	Financial expenses

12	Balance sheet notes
12	9	Liquid assets
12	10	Marketable securities
12	11	Other short-term receivables
12	12	Accrued income and prepaid expenses
13	13	Investments in subsidiaries
13	14	Financial assets
14	15	Accrued expenses and deferred income
14	16	Long-term interest-bearing liabilities
15	17	Compensation-related long-term liabilities
15	18	Share capital
15	19	Treasury shares

16	Additional information
16	20	Guarantees
16	21	Assets pledged to secure own liabilities
16	22	Contingent liabilities
17	23	Significant shareholders
18	24	Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees
20	25	Related parties

21	Report of the statutory auditor on the financial statements
23	Independent auditor’s report related to the issue of new shares from conditional capital

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements

Audited |

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.18	31.12.17	31.12.18	31.12.17
Dividend income from investments in subsidiaries	3	3,212	11	3,152	10
Other operating income	4	157	132	155	129
Financial income	5	77	595	76	580
Operating income		3,446	738	3,383	719
Personnel expenses	6	23	21	23	20
Other operating expenses	7	216	99	212	97
Amortization of intangible assets		4	4	4	4
Financial expenses	8	30	561	30	547
Operating expenses		273	686	268	668
Profit / (loss) before income taxes		3,174	52	3,114	51
Tax expense / (benefit)		3	4	3	4
Net profit / (loss)		3,171	48	3,111	47

Balance sheet
		USD million		CHF million
	Note	31.12.18	31.12.17	31.12.18	31.12.17

Assets
Liquid assets	9	926	2,609	910	2,543
Marketable securities	10	83	102	82	100
Other short-term receivables	11	788	728	775	710
Accrued income and prepaid expenses	12	7	449	7	437
Total current assets		1,804	3,888	1,774	3,790
Investments in subsidiaries	13	41,209	41,486	40,518	40,441
of which: investment in UBS AG		40,889	41,164	40,203	40,126
Financial assets	14	1,444	8,968	1,420	8,742
Prepaid assets		0	9	0	9
Other intangible assets		12	17	12	16
Other non-current assets		8	0	8	0
Total non-current assets		42,674	50,481	41,959	49,208
Total assets		44,479	54,369	43,733	52,998
of which: amounts due from subsidiaries		2,938	12,376	2,888	12,064

Liabilities
Current interest-bearing liabilities		457	1,682	450	1,640
Accrued expenses and deferred income	15	1,465	1,919	1,440	1,871
Total short-term liabilities		1,922	3,601	1,890	3,511
Long-term interest-bearing liabilities	16	224	8,086	220	7,882
Compensation-related long-term liabilities	17	3,022	3,397	2,972	3,311
Total long-term liabilities		3,246	11,483	3,192	11,193
Total liabilities		5,168	15,084	5,082	14,704
of which: amounts due to subsidiaries		694	1,901	682	1,853

Equity
Share capital	18	393	395	386	385
General reserves		30,846	33,529	30,271	32,683
of which: statutory capital reserve		30,846	33,529	30,271	32,683
of which: capital contribution reserve		30,846	33,529	30,271	32,683
Voluntary earnings reserve		7,513	7,512	7,452	7,323
Treasury shares	19	(2,612)	(2,201)	(2,569)	(2,145)
Reserve for own shares held by subsidiaries		0	1	0	1
Net profit / (loss)		3,171	48	3,111	47
Equity attributable to shareholders		39,310	39,285	38,651	38,294
Total liabilities and equity		44,479	54,369	43,733	52,998

UBS Group AG standalone financial statements

Reconciliation of equity

A reconciliation of equity for the year ended 31 December 2018 from the former Swiss franc presentation currency to the new US dollar presentation currency is provided in the table below.

In million	Share capital	General reserves	Voluntary earnings reserve	Treasury shares	Reserve for own shares held by subsidiaries	Net profit / (loss)	Total equity

Balance as of 1 January 2018, CHF	385	32,683	7,323	(2,145)	1	47	38,294
Exercise of conditional capital options	0	25					25
Dividend distribution		(2,444)					(2,444)
Change in reserve for own shares			1		(1)		0
Transactions in treasury shares				46			46
Net profit / (loss) appropriation			47			(47)	0
Net profit / (loss) for the period before conversion, CHF						3,129	3,129
CHF equity at conversion date 1 October 2018[1]	386	30,265	7,371	(2,100)	0	3,129	39,050
USD equity opening balance at conversion date 1 October 2018	393	30,840	7,513	(2,140)	0	3,188	39,794
Exercise of conditional capital options	0	6					6
Change in reserve for own shares			0		0		0
Transactions in treasury shares				(472)			(472)
Net profit / (loss) for the period after conversion, USD						(18)	(18)
Balance as of 31 December 2018, USD	393	30,846	7,513	(2,612)	0	3,171	39,310
1 Conversion date rate as of 1 October 2018 represents the closing exchange rate as of 30 September 2018 (CHF / USD 1.02).

Statement of appropriation of total profit / (loss) carried forward and proposed dividend distribution out of capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 2 May 2019 approve the following appropriation of total profit / (loss) carried forward.

Proposed appropriation of total profit / (loss) carried forward

	USD million	CHF million
	For the year ended	For the year ended
	31.12.18	31.12.18
Net profit for the period	3,171	3,111
Profit / (loss) carried forward	0	0
Total profit / (loss) carried forward available for appropriation	3,171	3,111

Appropriation of total profit / (loss) carried forward
Appropriation to voluntary earnings reserve	(3,171)	(3,111)
Profit / (loss) carried forward	0	0

Statement of appropriation of total profit / (loss) carried forward and proposed dividend distribution out of capital contribution reserve (continued)

Proposed dividend distribution out of capital contribution reserve

The Board of Directors proposes that the AGM on 2 May 2019 approve an ordinary dividend distribution of CHF 0.70 in cash per share of CHF 0.10 par value payable out of the capital contribution reserve. Dividends are declared and paid in Swiss francs. The total amount of the dividends will be capped at USD 3,255 million (Cap). To the extent that the USD dividend calculated based on CHF 0.70 per share would exceed the Cap on the day of the AGM, due to the exchange rate determined by the Board of Directors in its reasonable opinion, the CHF per share amount of the dividend will be reduced on a pro-rata basis so that the total USD amount does not exceed the Cap. Provided that the proposed dividend distribution out of the capital contribution reserve is approved, the payment of CHF 0.70 per share will be made on 8 May 2019 to holders of shares on the record date 7 May 2019. The shares will be traded ex-dividend as of 6 May 2019 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 3 May 2019.

	USD million	CHF million
	For the year ended	For the year ended
	31.12.18	31.12.18
Total statutory capital reserve: capital contribution reserve before proposed distribution[1]	30,846	30,271
Proposed ordinary distribution of capital contribution reserve within statutory capital reserve: CHF 0.70 per dividend-bearing share[2]	(3,255)	(2,699)
Total statutory capital reserve: capital contribution reserve after proposed distribution	27,591	27,572

1 The Swiss Federal Tax Administration’s current position is that, of the CHF 30.3 billion capital contribution reserve available as of 31 December 2018, an amount limited to CHF 15.6 billion is available from which dividends may be paid without a Swiss withholding tax deduction.    2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 3,255 million represents the Cap. The amount of CHF 2,699 million presented is based on the total number of shares issued as of 31 December 2018.

UBS Group AG standalone financial statements

Note 1  Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG operates under article 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft  (a corporation limited by shares).

UBS Group AG is the ultimate holding company of the UBS Group, the grantor of the majority of UBS’s deferred compensation plans and the guarantor of perpetual capital notes which qualify as Basel III additional tier 1 (AT1) capital on a consolidated UBS Group basis and senior debt which contributes to the total loss-absorbing capacity (TLAC) of the Group, issued by UBS Group Funding (Switzerland) AG.

Issuance of additional tier 1 capital instruments

During 2016 and 2015, UBS Group AG issued perpetual capital notes, which qualify as Basel III AT1 capital on a consolidated UBS Group basis. The proceeds from the issuances of those instruments were on-lent to UBS AG.

In May 2018, these perpetual capital notes were transferred to UBS Group Funding (Switzerland) AG at book value with a retrospective effect as of 1 January 2018. The transfer was carried out by means of an issuer substitution pursuant to the voluntary substitution provisions provided in the terms and conditions of the relevant instruments. Following the transfer, the outstanding perpetual capital notes are guaranteed by UBS Group AG, and investors’ seniority of claims against UBS Group AG remains unchanged.

In December 2018, the Swiss Parliament approved changes to the tax treatment of too big to fail (TBTF) instruments issued by the holding companies of Swiss systemically important banks. The new law aims to eliminate the additional tax burden imposed on systemically important banks as a result of required issuances of TBTF instruments at the holding company level. In March 2019, the Swiss Federal Council determined that the rule would enter into force retroactively as of 1 January 2019. Going forward, new loss-absorbing additional tier 1 capital instruments and total loss-absorbing capacity (TLAC)-eligible senior unsecured debt will be issued directly out of UBS Group AG. It is also expected that UBS Group AG will assume outstanding capital and debt instruments that were previously issued by UBS Group Funding (Switzerland) AG as a means of managing the aforementioned tax burden.

→   Refer to Note 16 for more information on the main terms and conditions of the perpetual capital notes issued during 2016 and 2015

Furthermore, UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. These DCCP awards also qualify as Basel III AT1 capital on a consolidated UBS Group basis.

As of 31 December 2018, UBS Group AG’s distributable items for the purpose of AT1 capital instruments were USD 38.8 billion (CHF 38.2 billion) (31 December 2017: USD 38.8 billion (CHF 37.8 billion)). For this purpose, distributable items are defined in the terms and conditions of the relevant instruments as the aggregate of (i) net profits carried forward and (ii) freely distributable reserves, in each case, less any amounts that must be contributed to legal reserves under applicable law.

Note 2  Accounting policies

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

The functional currency of UBS Group AG is the US dollar. The significant accounting and valuation principles applied are described below.

Change in functional and presentation currency

As of 1 October 2018 (the conversion date) UBS Group AG prospectively changed its functional currency from Swiss francs to US dollars.

UBS Group AG also prospectively changed the presentation currency of its standalone financial statements from Swiss francs to US dollars. The interim Swiss franc financial information of UBS Group AG as of 30 September 2018, including the balance sheet, year-to-date income statement and all related notes, was translated into US dollars at the closing rate on 30 September 2018 (the conversion date rate). This conversion had no impact on the income statement or equity.

As the primary presentation currency of the standalone financial statements of UBS Group AG is US dollars, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS Group AG applies the modified closing rate method for translating the US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in Voluntary earnings reserve, amounting to a positive currency translation effect of CHF 81 million as of 31 December 2018. Under Swiss Code of Obligations, prior-period financial statements have not been restated. All comparative prior-period information as of and for the year ended 31 December 2017 is translated at the closing rate as of 31 December 2017.

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities as well as Financial assets measured at fair value, which are denominated in a foreign currency, are translated into US dollars using the closing exchange rate. For other non-current assets and long-term liabilities, where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. Investments in subsidiaries measured at historic cost are translated at the spot exchange rate on the date of the transaction. Currency translation effects from dividends paid in Swiss francs are recognized in equity. All other currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Group AG are provided in Note 37 of the consolidated financial statements.

Marketable securities

Marketable securities include investments in alternative investment vehicles (AIVs) with a short-term holding period. The holding period is deemed short term if the vesting of the awards hedged by the AIV is within 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Financial assets

Financial assets include investments in AIVs with a long-term holding period. The holding period is deemed long-term if the vesting of the awards hedged by the AIV is more than 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on their quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in AIVs that have no quoted market price or no other observable market price are recognized as Financial assets and are measured at their acquisition cost adjusted for impairment losses.

Financial assets further include loans granted to UBS AG that substantially mirror the terms of AT1 perpetual capital notes issued and fixed-term deposits with UBS AG with maturities more than 12 months after the balance sheet date. The loans and deposits are measured at nominal value.

→   Refer to Note 14 for more information

Derivative instruments

UBS Group AG uses derivative instruments to manage exposures to foreign currency risks from investments in foreign subsidiaries. The derivative instruments are entered into with UBS AG, mirroring the conditions of the closing transactions UBS AG enters into with third parties.

Derivative instruments are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Unrealized gains and losses are recognized as Accrued income and prepaid expenses and Accrued expenses and deferred income, respectively. Corresponding gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

UBS Group AG standalone financial statements

Note 2  Accounting policies (continued)

Investments in subsidiaries

Investments in subsidiaries are equity interests that are held to carry on the business of UBS Group or for other strategic purposes. They include all subsidiaries directly held by UBS Group AG through which UBS conducts its business on a global basis. The investments are measured individually and carried at cost less impairment.

→   Refer to Note 13 for more information

→   Refer to Note 2  in the “Consolidated financial statements” section of this report for a description of businesses of the UBS Group

Treasury shares

Treasury shares acquired by UBS Group AG are recognized at acquisition cost and are presented as a deduction from shareholders’ equity. Upon disposal or settlement of related share awards, the realized gain or loss is recognized through the income statement as Financial income and Financial expenses, respectively. For settlement of related share awards, the realized gains and losses on treasury shares represent the difference between the market price of the treasury shares at settlement and their acquisition cost.

For shares of UBS Group AG acquired by a direct or indirect subsidiary, a Reserve for own shares held by subsidiaries is generally created in UBS Group AG’s equity. However, where UBS AG or UBS Switzerland AG acquire shares of UBS Group AG and hold them in their trading portfolios, no Reserve for own shares held by subsidiaries is created.

→   Refer to Note 19 for more information

Equity participation and other compensation plans

Transfer from UBS AG to UBS Group AG

The transfer of the deferred compensation plans and related hedging assets in 2014 was conducted on an arm’s length basis, with a step-up of the plan obligation to fair value. This step-up resulted in a net liability that was recorded in the standalone financial statements of UBS AG and transferred to UBS Group AG (net liability related to deferred compensation plan transfer) in 2014. The fair value of this net liability is taken into account in the income statement over the average vesting period (for share awards) or upon exercise / expiry (for option awards) as Other operating income. Upon exercise of option awards that are settled using conditional capital, the fair value of this net liability is recorded in the Statutory capital reserve within  General reserves. The difference between the fair value of the hedging assets and the fair value of the obligations on the plans transferred was compensated for with a loan from UBS AG to UBS Group AG.

Equity participation plans

The grant date fair value of equity-settled share-based compensation awards granted to employees is generally recognized over the vesting period of the awards. Awards granted in the form of UBS Group AG shares and notional shares are settled by delivering UBS Group AG shares at vesting and are recognized as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date or as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The amount recognized is adjusted for forfeiture assumptions, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. The grant date fair value is based on the UBS Group AG share price, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable.

Upon settlement of the share awards, any realized gain or loss is recognized in the income statement as Other operating income and Other operating expenses, respectively. Realized gains and losses on share awards represent the difference between the market price of the treasury shares at settlement and the grant date fair value of the share awards.

For certain awards, employees receive beneficial and legal ownership of the underlying UBS Group AG shares at the grant date (prepaid awards). Such prepaid awards are recognized as Prepaid assets if vesting is more than 12 months after the balance sheet date or as Accrued income and prepaid expenses if vesting is within 12 months from the balance sheet date.

Shares awarded to employees that are settled using conditional capital are accounted for as follows at settlement: the amount paid by the employees for the nominal value of the shares awarded is recorded in Share capital, while any paid amount exceeding the nominal value is considered to be share premium and is recorded in the Statutory capital reserve within  General reserves.

Other compensation plans

Deferred compensation plans that are not share-based, including DCCP awards and awards in the form of AIVs, are accounted for as cash-settled awards. The present value or fair value of the amount payable to employees that is settled in cash is recognized as a liability generally over the vesting period, as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date and as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and the fair value of investments in AIVs, respectively. Gains and losses resulting from remeasurement of the liabilities are recognized in Other operating income and Other operating expenses, respectively.

Note 2  Accounting policies (continued)

Recharge of compensation expenses

Expenses related to deferred compensation plans are recharged by UBS Group AG to its subsidiaries employing the personnel. Upon recharge, UBS Group AG recognizes a receivable from its subsidiaries corresponding to a liability representing its obligation toward employees.

Dispensations in the standalone financial statements

As UBS Group AG prepares consolidated financial statements in accordance with IFRS, UBS Group AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

UBS Group AG standalone financial statements

Income statement notes

Note 3  Dividend income from investments in subsidiaries

Dividend income from investments in subsidiaries in 2018 consists of USD 3,123 million (CHF 3,065 million) received from UBS AG related to the financial year 2017, which was approved by the Annual General Meeting of Shareholders of UBS AG on 26 April 2018, USD 86 million (CHF 84 million) received from UBS Business Solutions AG related to the financial year ended 31 December 2017, which was approved by the Annual General Meeting of Shareholders of UBS Business Solutions AG on 19 April 2018, and USD 3 million (CHF 3 million) received from UBS Group Funding (Switzerland) AG related to the financial year ended 31 December 2017, which was approved by the Annual General Meeting of Shareholders of UBS Group Funding (Switzerland) AG on 8 March 2018. In 2017, dividend income from investments in subsidiaries consisted of USD 5 million (CHF 5 million) received from UBS Business Solutions AG related to the financial year ended 31 December 2016, which was approved by the Annual General Meeting of Shareholders of UBS Business Solutions AG on 27 April 2017, and USD 5 million (CHF 5 million) received from UBS Group Funding (Jersey) Ltd. in the course of the liquidation of the entity, which was dissolved on 24 November 2017.

Note 4  Other operating income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Fair value gains on AIV awards	8	0	9	0
Gains related to equity-settled awards[1]	106	107	105	104
Amortization of net liability related to deferred compensation plan transfer	5	1	5	1
Commission income from guarantees issued	37	25	36	24
Total other operating income	157	132	155	129
1 Gains related to equity-settled awards in 2017 include the release of hidden reserves of USD 90 million (CHF 88 million).

Note 5  Financial income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Fair value gains on marketable securities and financial assets	0	51	0	49
Fair value gains on derivatives	6	0	6	0
Treasury share gains	47	0	46	0
Interest income on long-term receivables from UBS AG	13	539	13	525
Interest income on liquid assets	11	5	11	5
Foreign currency translation gains	0	0	0	0
Total financial income	77	595	76	580

Note 6  Personnel expenses

Personnel expenses include recharges from UBS AG and UBS Business Solutions AG for personnel-related costs for activities performed by the personnel of those companies for the benefit of UBS Group AG.

UBS Group AG had no employees throughout 2018 and 2017. All employees of the UBS Group, including the members of the Group Executive Board (GEB) of UBS Group AG, were employed by subsidiaries of UBS Group AG. As of 31 December 2018, the UBS Group employed 66,888 personnel (31 December 2017: 61,253) on a full-time equivalent basis.

Note 7  Other operating expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Fair value losses on AIV awards	0	49	0	48
Losses related to equity-settled awards	184	19	181	18
Capital tax	14	15	14	14
Other	18	16	17	16
Total other operating expenses	216	99	212	97

Note 8  Financial expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Fair value losses on marketable securities and financial assets	8	0	8	0
Impairment losses on financial assets	0	2	0	2
Treasury share losses	0	13	0	12
Interest expense on interest-bearing liabilities	13	546	13	532
Interest expense on derivatives	6	0	6	0
Fees paid	1	1	1	1
Foreign currency losses	2	0	2	0
Total financial expenses	30	561	30	547

UBS Group AG standalone financial statements

Balance sheet notes

Note 9  Liquid assets

As of 31 December 2018, liquid assets comprised USD 542 million (CHF 533 million) held on current accounts at UBS Switzerland AG and UBS AG and USD 384 million (CHF 378 million) of time deposits placed with UBS AG. As of 31 December 2017, liquid assets comprised USD 1,706 million (CHF 1,663 million) held on current accounts at UBS Switzerland AG and UBS AG and USD 903 million (CHF 880 million) of time deposits placed with UBS AG.

Note 10  Marketable securities

Marketable securities include investments in AIVs related to compensation awards vesting within 12 months after the balance sheet date.

Note 11  Other short-term receivables

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Loans to UBS Business Solutions AG	216	83	213	80
Receivables from employing entities related to compensation awards	567	637	557	621
Other	5	9	5	9
Total other short-term receivables	788	728	775	710

Note 12  Accrued income and prepaid expenses

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Accrued interest income	6	378	6	368
Other accrued income and prepaid expenses	1	71	1	69
Total accrued income and prepaid expenses	7	449	7	437

Note 13  Investments in subsidiaries

Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held by UBS Group AG or UBS AG, respectively. The proportion of ownership interest held is equal to the voting rights held by UBS Group AG or UBS AG, respectively. The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland in the UK, US, Singapore, Hong Kong and other countries. UBS Europe SE has branches and offices in a number of EU member states, including Germany, Italy, Luxembourg, Spain and Austria. Share capital is provided in the currency of the legally registered office.

In 2017, UBS transferred shared services functions in Switzerland from UBS AG to UBS Business Solutions AG. This transfer resulted in a decrease of the investment value of UBS AG and a corresponding increase in the investment value of UBS Business Solutions AG.

UBS Group Funding (Jersey) Ltd. was dissolved in 2017.

Subsidiaries of UBS Group AG as of 31 December 2018
Company	Registered office		Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland		CHF	385.8	100.0
UBS Business Solutions AG1	Zurich, Switzerland		CHF	1.0	100.0
UBS Group Funding (Switzerland) AG	Zurich, Switzerland		CHF	0.1	100.0
1 UBS Business Solutions AG holds subsidiaries in Poland, China and India.

Individually significant subsidiaries of UBS AG as of 31 December 2018[1]
Company	Registered office	Primary business division	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Corporate Center	USD	2,250.0[2]	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Limited	London, United Kingdom	Investment Bank	GBP	226.6[3]	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[4]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Comprised of common share capital of USD 1,000 and non-voting preferred share capital of USD 2,250,000,000.    3 The combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE, which was formally concluded on 1 March 2019, was treated as an adjusting event after the reporting period in UBS AG standalone financial statements for the year ended 31 December 2018.    4 Comprised of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Individually significant subsidiaries of UBS AG are those entities that contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit or loss before tax, in accordance with Swiss regulations.

→   Refer to Note 31 in the “Consolidated financial statements” section of this report for more information

Note 14  Financial assets

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Long-term receivables from UBS AG1	993	8,460	976	8,247
Long-term receivables from UBS Business Solutions AG	224	211	220	205
Investments in alternative investment vehicles at fair value related to awards vesting after 12 months	224	293	220	286
Investments in alternative investment vehicles at cost less impairment	4	4	4	4
Total financial assets	1,444	8,968	1,420	8,742

1 As of 31 December 2017, long-term receivables from UBS AG included the onward lending of the proceeds from the issuances of additional tier 1 perpetual capital notes. Refer to Note 1 for more information.

UBS Group AG standalone financial statements

Note 15  Accrued expenses and deferred income

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Short-term portion of net liability related to deferred compensation plan transfer	3	6	3	6
Short-term portion of compensation liabilities	1,405	1,499	1,382	1,461
of which: Deferred Contingent Capital Plan	550	499	541	486
of which: other deferred compensation plans	856	1,000	841	975
Accrued interest expense	4	365	3	356
Other	53	49	52	47
Total accrued expenses and deferred income	1,465	1,919	1,440	1,871

Note 16  Long-term interest-bearing liabilities

Long-term interest-bearing liabilities totaled USD 224 million (CHF 220 million) as of 31 December 2018 comprising fixed-term loans from UBS AG. As of 31 December 2017, long-term interest bearing liabilities totaled USD 8,086 million (CHF 7,882 million) comprising USD 7,875 million (CHF 7,677 million) of notes issued and USD 211 million (CHF 205 million) of fixed-term loans from UBS AG. In May 2018, outstanding perpetual capital notes that qualify as Basel III AT1 capital issued by UBS Group AG were transferred to UBS Group Funding (Switzerland) AG at book value by means of an issuer substitution with a retrospective effect as of 1 January 2018.

→   Refer to Note 1 for more information

Notes issued, overview by amount, maturity and coupon			31.12.17
In million, except where indicated	Maturity[1]	Coupon[1]	Carrying value in transaction currency	Carrying value in USD	Carrying value in CHF
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	19.02.22	5.750%	1,000	1,200	1,170
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	19.02.25	7.000%	1,250	1,250	1,218
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	19.02.20	7.125%	1,250	1,250	1,218
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	07.08.25	6.875%	1,575	1,575	1,535
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	22.03.21	6.875%	1,500	1,500	1,462
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	10.08.21	7.125%	1,100	1,100	1,072
Total notes issued				7,875	7,677

1 The disclosed maturity refers to the first call date of the respective issuance and the disclosed coupon refers to the fixed coupon rate from the issue date up to, but excluding, the first call date.

Note 17  Compensation-related long-term liabilities

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Long-term portion of net liability related to deferred compensation plan transfer	0	3	0	3
Long-term portion of compensation liabilities	3,022	3,394	2,972	3,308
of which: Deferred Contingent Capital Plan	1,415	1,543	1,391	1,504
of which: other deferred compensation plans	1,607	1,850	1,581	1,804
Total compensation-related long-term liabilities	3,022	3,397	2,972	3,311

Note 18  Share capital

As of 31 December 2018, the issued share capital consisted of 3,855,634,749 (31 December 2017: 3,853,096,603) registered shares at a par value of CHF 0.10 each.

→   Refer to “UBS shares” in the “Capital management” section of this report for more information on UBS Group AG shares

Note 19  Treasury shares

	Number of registered shares	Average price in USD	Average price in CHF
Balance as of 31 December 2016	138,441,772	16.12	16.41
of which: treasury shares held by UBS Group AG	138,386,307	16.12	16.41
of which: treasury shares held by UBS AG and other subsidiaries	55,465	15.78	16.06
Acquisitions	54,828,640	16.28	15.87
Disposals	(1,689,932)	16.65	16.23
Delivery of shares to settle equity-settled awards	(59,278,930)	16.75	16.32
Balance as of 31 December 2017	132,301,550	16.65	16.23
of which: treasury shares held by UBS Group AG1	132,211,630	16.65	16.23
of which: treasury shares held by UBS AG and other subsidiaries	89,920	17.99	17.54
Acquisitions	103,979,927	15.32	15.10
Disposals	(2,438,508)	16.90	16.61
Delivery of shares to settle equity-settled awards	(67,375,167)	16.69	16.39
Balance as of 31 December 2018	166,467,802	15.71	15.45
of which: treasury shares held by UBS Group AG1	166,203,791	15.71	15.46
of which: treasury shares held by UBS AG and other subsidiaries	264,011	12.27	12.05
1 Treasury shares held by UBS Group AG had a carrying value of USD 2,612 million (CHF 2,569 million) as of 31 December 2018 (31 December 2017: USD 2,201 million (CHF 2,145 million)).

UBS Group AG standalone financial statements

Additional information

Note 20  Guarantees

As of 31 December 2018, UBS Group Funding (Switzerland) AG, a subsidiary of UBS Group AG, had issued USD 31,448 million (CHF 30,920 million) equivalent of senior debt which contributes to the total loss-absorbing capacity (TLAC) of the Group (31 December 2017: USD 28,422 million (CHF 27,706 million)). Further, UBS Group Funding (Switzerland) AG had issued USD 10,334 million (CHF 10,161 million) equivalent of perpetual capital notes which qualify as Basel III AT1 capital on a consolidated UBS Group basis. UBS Group AG issued guarantees to the external investors against any default in payments of interest and principal by UBS Group Funding (Switzerland) AG.

Note 21  Assets pledged to secure own liabilities

As of 31 December 2018, total pledged assets of UBS Group AG amounted to USD 1,862 million (CHF 1,831 million). These assets consisted of certain liquid assets, marketable securities and financial assets and were pledged to UBS AG. As of 31 December 2017, total pledged assets of UBS Group AG amounted to USD 4,449 million (CHF 4,337 million). The associated liabilities secured by these pledged assets were USD 633 million (CHF 623 million) and USD 1,846 million (CHF 1,800 million) as of 31 December 2018 and 31 December 2017, respectively.

Note 22  Contingent liabilities

UBS Group AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland.

Note 23  Significant shareholders

Shareholders registered in the UBS Group AG share register with 3% or more of total share capital
% of share capital	31.12.18	31.12.17
Chase Nominees Ltd., London	12.08	11.16
DTC (Cede & Co.), New York[1]	7.23	6.64
Nortrust Nominees Ltd., London	4.14	4.11
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

General rules

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (FMIA), anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50, or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. Nominee companies that cannot autonomously decide how voting rights are exercised are not obligated to notify the company and SIX if they reach, exceed or fall below the threshold percentages.

Pursuant to the Swiss Code of Obligations, UBS discloses in its financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

Shareholders not registered in the UBS share register

According to the FMIA disclosure notifications filed with UBS Group AG and the SIX as of 31 December 2018, the following entities held more than 3% of the total share capital of UBS Group AG: Dodge & Cox, San Francisco, disclosed a holding of 3.03% of the total share capital of UBS Group AG on 30 November 2018; BlackRock Inc., New York, disclosed a holding of 4.99% on 28 August 2018; and MFS Investment Management, Boston, disclosed a holding of 3.05% on
10 February 2016. The above disclosures have not been subsequently superseded and no new disclosures of significant shareholdings have been made since 31 December 2018.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the total share capital of UBS Group AG reflected in its Articles of Association at the time of the respective disclosure notification.

Information on disclosures under the FMIA is available at www.six-exchange-regulation.com/en/home/publications/
significant-shareholders.html.

Shareholders registered in the UBS share register

The shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table above were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2018 or as of 31 December 2017.

Cross-shareholdings

UBS Group AG has no cross-shareholdings where reciprocal ownership would be in excess of 5% of capital or voting rights with any other company.

UBS Group AG standalone financial statements

Note 24  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees

Shares awarded
	For the year ended 31.12.18			For the year ended 31.12.17
	Number of shares	Value of shares in USD million	Value of shares in CHF million	Number of shares	Value of shares in USD million	Value of shares in CHF million
Awarded to members of the BoD	354,265	6	6	416,980	7	7
Awarded to members of the GEB	2,996,831	52	51	2,720,614	44	43
Awarded to other UBS Group employees	55,332,567	926	908	61,152,037	896	874
Total	58,683,663	984	965	64,289,631	947	923

→   Refer to the “Corporate governance and compensation” section of this report for more information on the terms and conditions of the shares and options awarded to the members of the Board of Directors and the Group Executive Board

Number of shares of BoD members[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2018	764,329	0.042
	2017	642,100	0.037
Michel Demaré, Vice Chairman	2018	322,558	0.018
	2017	290,694	0.017
David Sidwell, Senior Independent Director	2018	189,805	0.010
	2017	154,672	0.009
Jeremy Anderson, member[2]	2018	0	0.000
	2017	–	–
Reto Francioni, member	2018	98,832	0.005
	2017	76,772	0.004
Ann F. Godbehere, member	2018	259,225	0.014
	2017	232,263	0.013
Fred Hu, member[2]	2018	0	0.000
	2017	–	–
William G. Parrett, former member[2]	2018	–	–
	2017	106,916	0.006
Julie G. Richardson, member	2018	17,157	0.001
	2017	0	0.000
Isabelle Romy, member	2018	114,802	0.006
	2017	94,376	0.005
Robert W. Scully, member	2018	47,074	0.003
	2017	29,917	0.002
Beatrice Weder di Mauro, member	2018	145,601	0.008
	2017	126,809	0.007
Dieter Wemmer, member	2018	31,159	0.002
	2017	14,002	0.001
Total	2018	1,990,542	0.109
	2017	1,768,521	0.102

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2018 and 2017.    2 At the 2018 AGM, Jeremy Anderson and Fred Hu were newly elected and William G. Parrett did not stand for re-election.

Note 24  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees (continued)

Share and option ownership / entitlements of GEB members[1]
Name, function	on 31 December	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %	Number of options[3]	Potentially conferred voting rights in %[4]
Sergio P. Ermotti, Group Chief Executive Officer	2018	1,715,430	1,757,766	3,473,196	0.191	0	0.000
	2017	1,632,464	460,377	2,092,841	0.121	0	0.000
Martin Blessing, Co-President Global Wealth Management	2018	256,356	0	256,356	0.014	0	0.000
	2017	65,761	0	65,761	0.004	0	0.000
Christian Bluhm, Group Chief Risk Officer	2018	259,745	0	259,745	0.014	0	0.000
	2017	131,520	0	131,520	0.008	0	0.000
Markus U. Diethelm, Group General Counsel	2018	614,222	317,516	931,738	0.051	0	0.000
	2017	589,659	194,000	783,659	0.045	0	0.000
Kirt Gardner, Group Chief Financial Officer	2018	343,120	107,472	450,592	0.025	0	0.000
	2017	264,718	61,652	326,370	0.019	0	0.000
Robert Karofsky, Co-President Investment Bank	2018	500,902	254,119	755,021	0.042	0	0.000
	2017	–	–	–	–	–	–
Sabine Keller-Busse, Group Chief Operating Officer	2018	259,762	263,362	523,124	0.029	0	0.000
	2017	244,676	176,602	421,278	0.024	0	0.000
Ulrich Körner, President Asset Management and President UBS EMEA	2018	910,951	95,597	1,006,548	0.055	0	0.000
	2017	881,979	95,597	977,576	0.057	0	0.000
Axel P. Lehmann, President Personal & Corporate Banking and President UBS Switzerland	2018	307,090	277,978	585,068	0.032	0	0.000
	2017	156,180	277,978	434,158	0.025	0	0.000
Tom Naratil, Co-President Global Wealth Management and President UBS Americas	2018	1,132,938	484,075	1,617,013	0.089	0	0.000
	2017	1,047,311	422,298	1,469,609	0.085	281,640	0.016
Piero Novelli, Co-President Investment Bank	2018	471,049	256,367	727,416	0.040	0	0.000
	2017	–	–	–	–	–	–
Andrea Orcel, former President Investment Bank	2018	–	–	–	–	–	–
	2017	1,328,113	251,439	1,579,552	0.091	0	0.000
Markus Ronner, Group Chief Compliance and Governance Officer	2018	161,152	173	161,325	0.009	0	0.000
	2017	–	–	–	–	–	–
Kathryn Shih, President UBS Asia Pacific	2018	503,772	150,000	653,772	0.036	0	0.000
	2017	581,546	0	581,546	0.034	74,599	0.004
Total	2018	7,436,489	3,964,425	11,400,914	0.627	0	0.000
	2017	6,923,927	1,939,943	8,863,870	0.513	356,239	0.021

1 Includes all vested and unvested shares and options of GEB members, including those held by related parties.    2 Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to “Compensation philosophy and framework” in the “Compensation” section of this report for more information on the plans.    3 Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information.    4 No conversion rights outstanding.

UBS Group AG standalone financial statements

Note 25  Related parties

Related parties are defined under the Swiss Code of Obligations as direct and indirect participants with voting rights of 20% or more, management bodies (BoD and GEB), external auditors and direct and indirect investments in subsidiaries. Payables due to members of the GEB and the external auditors are provided in the table below. Amounts due from and due to subsidiaries are provided on the face of the balance sheet.

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Payables due to the members of the GEB	156	170	154	166
of which: Deferred Contingent Capital Plan	78	79	77	77
of which: other deferred compensation plans	78	91	77	89
Payables due to external auditors	0		0

p

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Group AG, Zurich

Basel, 14 March 2019

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Group AG, which comprise the balance sheet, income statement and notes for the year ended 31 December 2018.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2018 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

EY
Building a better working world

Page 2

We have fulfilled the responsibilities described in the *Auditor's responsibility* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Change in functional and presentation currency

Area of focus	As of 1 October 2018 (the conversion date) UBS Group AG prospectively changed its functional and presentation currency from Swiss francs to US dollars. The interim Swiss franc financial information of UBS Group AG as of 30 September 2018, including the balance sheet, year-to-date income statement and all related notes, was translated into US dollars at the closing rate on 30 September 2018 (the conversion date rate). This conversion had no impact on the income statement or equity. See note 2 to the UBS Group AG financial statements.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the prospective application of the change in functional and presentation currency of the standalone financial statements of UBS Group AG. We assessed the completeness and accuracy of the data used in the calculation in US dollars. We have also assessed the disclosure regarding the change in functional and presentation currency (see note 2).

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Marie-Laure Delarue
Licensed audit expert
(Auditor in charge)

Bruno Patusi
Licensed audit expert

BDO

Phone +41 44 444 36 46
Fax +41 44 444 35 35
www.bdo.ch
erik.dommach@bdo.ch

BDO Ltd
Schiffbaustrasse 2
CH-8031 Zurich

Independent Auditor's Report
to the Board of Directors of

UBS Group AG, Zurich

As special auditors of UBS Group AG, we have audited the issuance of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 January 2018 to 31 December 2018 in accordance with article 653f paragraph 1 of the Swiss code of obligations (CO).

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:

- Paragraph 1; employee stock option plans of UBS Group AG, based on the resolution of the extraordinary general meeting of 26 November 2014.
- Paragraph 2; conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, based on the resolution of the extraordinary general meeting of 26 November 2014.

Board of Directors' Responsibility

The Board of Directors is responsible for the new share issue in accordance with the legal requirements and the company's articles of association.

Auditor's Responsibility

Our responsibility is to express an opinion based on our audit as to whether the new share issue complies with Swiss law and the company's articles of incorporation. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the new share issue complies with the legal requirements and the company's articles of incorporation.

An audit involves performing procedures to obtain audit evidence so that significant breaches of the legal requirements and the company's articles of incorporation for the new share issue may be identified with reasonable assurance. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material breaches of the requirements concerning the new share issue, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion

- the issue of 2'538'146 new registered shares with a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS Group AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association;
- no new registered shares relating to the conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period.

Zurich, 14 February 2019

BDO Ltd

Erik Dommach	Franco A. Straub
Auditor in charge	
Licensed audit expert	Licensed audit expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Zurich, 15 March 2019

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)   on Form F-3 (Registration Number 333-225551), and each related prospectus currently outstanding under such registration statement,

(2)   on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3)   the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4)   the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5)   the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 14 March 2019, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2018 included in this Report of Foreign Private Issuer (Form 6-K) dated March 15, 2019, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

/s/ Marie-Laure Delarue Marie-Laure Delarue Licensed Audit Expert	/s/ Ira S. Fitlin Ira S. Fitlin Certified Public Accountant (U.S.)

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 15, 2019